Issuer Free Writing Prospectus dated November 5, 2014

Filed Pursuant to Rule 433

Registration Statement No. 333-198574

(Supplementing the Preliminary Prospectus

dated October 27, 2014)

Upland Software, Inc.

Initial Public Offering of Shares of Common Stock

On November 5, 2014, Upland Software, Inc. (the “Company”) filed Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-198574) (the “Registration Statement”), which includes changes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013 section in Amendment No. 2 to the Registration Statement.

The Company has reprinted below, in its entirety, the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013 section in Amendment No. 2 to the Registration Statement.

UPLAND SOFTWARE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands, except share and per share amounts)

Upland Software, Inc., or the Company, made three acquisitions during the year ended December 31, 2013. On May 16, 2013, the Company acquired 100% of the outstanding capital of FileBound Solutions, Inc. and Marex Group, Inc. (together, FileBound). On November 7, 2013, the Company acquired 100% of the outstanding interests of ComSci, LLC, or ComSci. On December 23, 2013, the Company acquired 100% of the outstanding capital of Clickability, Inc. For accounting purpose, the acquisition of Clickability was recorded on December 31, 2013 and, accordingly the operations of Clickability had no impact on the Company’s statement of operations for the year ended December 31, 2013. As a result, the acquisition of Clickability is not reflected in the unaudited pro forma condensed consolidated statement of operations set forth below.

For purposes of the unaudited pro forma condensed consolidated statement of operations set forth below, the Company assumed that the acquisitions of FileBound and ComSci occurred on January 1, 2013. As a result, the unaudited pro forma consolidated statement of operations data was derived from:

•	the audited historical consolidated statement of operations for the Company for the year ended December 31, 2013;

•	the unaudited historical statement of operations data for FileBound for the period from January 1, 2013 to May 15, 2013; and

•	the audited historical statement of operations data for ComSci for the period from January 1, 2013 to November 6, 2013.

The unaudited pro forma condensed consolidated statement of operations data set forth below is presented for illustrative purposes only and does not necessarily indicate the operating results that would have been achieved if the acquisitions of FileBound and ComSci had occurred at the beginning of the period presented, nor is it indicative of future operating results. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the Company’s historical consolidated financial statement and accompanying notes included elsewhere in this prospectus.

UPLAND SOFTWARE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

(in thousands, except share and per share amounts)

	Upland Historical 2013	FileBound Jan-May 2013 (Pre- Acquisition Period)	FileBound Pro Forma Adjustments		ComSci Jan- Nov 2013 (Pre-Acq Period)	ComSci Pro Forma Adjustments		Upland 2013 Pro Forma As Adjusted
Revenue:
Subscription and support	$30,887	$2,288	(283	)(a)	$4,530	(5	)(a)	$37,417
Perpetual license	2,003	1,329	—		—	—		3,332

Total product revenue	32,890	3,617	(283)		4,530	(5)		40,749

Professional services	8,303	158	—		13	—		8,474

Total revenue	41,193	3,775	(283)		4,543	(5)		49,223

Cost of revenue:
Subscription and support	7,787	615	128	(b)	1,245	169	(b)	9,944
Professional services	5,680	125	—		22	—		5,827

Total cost of revenue	13,467	740	128		1,267	169		15,771

Gross profit	27,726	3,035	(411)		3,276	(174)		33,452

Operating expenses:
Sales and marketing	10,625	1,169	—		1,654	—		13,448
Research and development	10,340	553	—		379	—		11,272
Refundable Canadian tax credits	(583)	—	—		—	—		(583)
General and administrative	6,832	1,396	—		849	—		9,077
Depreciation and amortization	3,670	83	174	(b)	35	217	(b)	4,179
Acquisition-related expenses	1,461	743	(743	)(c)	495	(495	)(c)	1,461

Total operating expenses	32,345	3,944	(569)		3,412	(278)		38,854

Loss from operations	(4,619)	(909)	158		(136)	104		(5,402)
Other income (expense):
Interest expense, net	(2,797)	—	(259	)(d)	8	(237	)(d)	(3,285)
Other expense net	(431)	(39)	—		(6)	—		(476)

Total other income (expense)	(3,228)	(39)	(259)		2	(237)		(3,761)

Loss before provision for income taxes	(7,847)	(948)	(101)		(134)	(133)		(9,163)
Provision for income taxes	(708)	—	(45	)(e)	—	(48	)(e)	(801)

Loss from continuing operations	(8,555)	(948)	(146)		(134)	(181)		(9,964)

Loss from discontinued operations	(642)	—	—		—	—		(642)

Net loss	(9,197)	(948)	(146)		(134)	(181)		(10,606)

Preferred stock dividends and accretion	(98)	—	—		—	—		(98)

Net loss attributable to common shareholders	(9,295)	(948)	(146)		(134)	(181)		(10,704)

Net loss per common share:
Loss from continuing operations per common share, basic and diluted	$(7.23)	—	—		—	—		$(7.57)
Loss from discontinued operations per common share, basic and diluted	$(0.54)	—	—		—	—		$(0.48)
Net loss per common share, basic and diluted	$(7.77)	—	—		—	—		$(8.05)
Weighted-average common shares outstanding, basic and diluted	1,196,668	—	—		—	132,578	(f)	1,329,246

Pro forma net loss per common share (unaudited), basic and diluted	$(1.55)							$(1.73)
Pro forma weighted-average common shares outstanding (unaudited), basic and diluted	5,998,613					172,287	(g)	6,170,900

UPLAND SOFTWARE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2013

(a)	Represents change in revenue based upon the adjustment of deferred revenue to fair value as of the date of the acquisition.

(b)	Represents change in amortization based upon preliminary estimates of fair values and useful lives of trade name, technology and customer relationships. The respective values and lives of trade name, technology and customer relationships are as follows:

	Intangible Asset	Stated Value	Useful Life (months)	Mthly Amort.
Filebound
	Trade Name	$320,000	36	$8,889
	Technology	$2,040,000	72	$28,333
	Customer Relationships	$3,600,000	120	$30,000
		$5,960,000		$67,222
Comsci
	Trade Name	$180,000	36	$5,000
	Technology	$810,000	48	$16,875
	Customer Relationships	$2,000,000	120	$16,667
		$2,990,000		$38,542

	FileBound	ComSci
Removing historical amortization from cost of goods sold	$212,500	$33,750
Removing historical amortization from operating expenses	$291,667	$43,333

	$504,167	$77,083

Pro forma—Full-year amortization expense
Pro forma amortization from cost of goods sold	$340,000	$202,500
Pro forma amortization from operating expenses	$466,667	$260,000

	$806,667	$462,500

(c)	Amount represents pre-acquisition seller transaction costs.

(d)	Reflects pro forma interest expense for the year ended December 31, 2013 resulting from the FileBound and ComSci acquisitions:

	Cash Paid at Closing	Interest Expense(1)
FileBound	14,026,131	259,387
ComSci	5,593,675	236,773

Total pro forma interest expense		496,160

(1)	Reflects interest on the cash paid at closing for FileBound and ComSci at the 3.25% LIBOR rate plus 1.75%. Cash paid at closing is assumed to be borrowed under the Company’s U.S. loan and security agreement.

(e)	Represents the tax effect of the pro forma adjustments, calculated at an effective rate of 36.3%.

(f)	Represents the effect of 155,599 common shares issued in connection with the ComSci purchase as if they were outstanding for the entire year.

(g)	Represents the effect of 106,572 Series B-1 preferred shares and 155,598 Series B-2 preferred shares in connection with the FileBound and ComSci purchase, respectively, as if they were outstanding for the entire year.

To view a filed copy of Amendment No.  2 to the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1505155/000119312514398686/d710680ds1a.htm

The issuer has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the common stock offering will arrange to send you the preliminary prospectus relating to the common stock offering if you request it by contacting William Blair & Company, L.L.C., Attention: Prospectus Department, 222 West Adams Street, Chicago, IL 60606, by telephone at (800) 621-0687 or email at prospectus@williamblair.com, or Raymond James & Associates, Attention: Syndicate, 880 Carillon Parkway, St. Petersburg, FL 33716, by telephone at (800) 248-8863 or email at syndicate@RaymondJames.com.